SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Vacations and the Caixa Econômica Federal firm an agreement for financing Franchises

TAM Vacations throughout Brazil will have access to credit lines of the bank under special conditions

São Paulo, June 16th , 2011 - (BM&FBOVESPA: TAMM4/NYSE: TAM) – Our tourism operator and the Caixa Econômica Federal signed an agreement on Wednesday (15th) with the aim of offering credit lines and financing - in addition to other banking products and services - to current and prospective franchisees to our network of TAM Vacations shops. In May, TAM Vacations reached the milestone of 90 stores throughout Brazil. Another 95 new franchise units are already approved and under implementation, especially in areas with high consumption potential and in regions not currently served.

The agreement with CAIXA will allow TAM Vacations making credit lines available to its current and future franchisees offered by Caixa, under special conditions of interest rates and amortization periods, to finance renovations and opening of new stores; investments in machinery; and equipment and associated working capital. The resources come from the Programs: Programa de Geração de Emprego e Renda (Proger), Investgiro, BNDES Automatico and BNDES Finame.

TAM's Commercial and Alliances Vice President, Paulo Castello Branco, said: “The agreement we entered with CAIXA will speed up the access of current and future TAM Vacations franchisees to credit lines and bank services under special conditions. We will have until the end of this year, a network of around 200 modern franchised stores, located in all Brazilian states, which will provide our customers the best shopping experience on tours with high-quality service, according to TAM's Spirit of Serving."

The franchise model implemented in 2010 has expanded the reach of the network of stores with the brand TAM Vacations from 70 stores by that time to the current 90 stores, has already assured the presence in all Brazilian states and is offering customers more convenience and more standardized services.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 48 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 92 airports in Brazil and 92 international destinations, including Asia. In April 2011 our market share was 44.5%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 89.1% market share. With the largest passenger aircraft fleet in the country (155 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company's management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.